SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2 June 2006 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.





06014192

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 1 June 2006 as published in the South China Morning Post in Hong Kong on 2 June 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/lc/cw

Encl.

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr. Bric Luk

E:\cw\sa\tianjin\ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842





KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

Discloseable and Connected Transactions



SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

Connected Transactions

relating to the Joint Development of a Site at Hedong District, Tianjin, PRC

The KPL Board and the SA Board announce that, on 1 June 2006, the JV Parties entered into the Share Transfer Agreement and the Joint Venture Contract for the undertaking of a property development project in Hedong District, Tianjin, PRC through JVCO.

The Project Site is owned by JVCO whose registered capital was 100% owned by Party A immediately prior to the entering into of the Share Transfer Agreement. Pursuant to the Share Transfer Agreement, (a) Party A will transfer its 49% interest in the registered capital of JVCO to Party B at a consideration of RMB313,137,850 (HK$304,017,330 or US$39,142,231) together with the proportionate shareholders' loans at a consideration of US$6,215,155.49 (HK$48,167,455); and (b) Party A will transfer its 31% interest in the registered capital of JVCO to Party C at a consideration of RMB198,107,619 (HK$192,337,494 or US$24,763,452) together with the proportionate shareholders' loans at a consideration of US$3,932,037.15 (HK$30,473,288). Following completion of the Share Transfer Agreement, JVCO will be owned by Party A, Party B and Party C in the proportions of 20%, 49% and 31%, respectively.

Pursuant to the Share Transfer Agreement, the registered capital and total investment amount of JVCO will be increased to RMB1,507,500,000 (HK$1,463,592,233 or US$188,437,500) and RMB4,522,500,000 (HK$4,390,776,699 or US$565,312,500), respectively. Pursuant to the Joint Venture Contract, the JV Parties agree that if the total investment amount needs to be increased due to project implementation, the increased total investment amount of JVCO shall not exceed RMB5,000,000,000 (HK$4,854,368,932 or US$625,000,000).

Party A, Party B and Party C are wholly-owned subsidiaries of SA, KPL and AG, respectively. Under the Listing Rules, SA and AG are regarded as connected persons of KPL while KPL and AG are regarded as connected persons of SA. Accordingly, the entering into of the Contracts constitutes connected transactions for KPL and SA respectively under the Listing Rules. As the maximum commitments of Party A and Party B under the Contracts exceed 2.5% of the total assets and the market capitalisations of SA and KPL, respectively, the Contracts are subject to the approval of the SA Independent Shareholders and the KPL Independent Shareholders respectively.

As the maximum commitment of Party B under the Contracts exceeds 5% of the total assets and the market capitalisation of KPL, the entering into of the Contracts also constitutes a discloseable transaction for KPL under the Listing Rules.

Each of KPL and SA will, as soon as practicable, despatch to its shareholders a circular containing, among others, further details of the Contracts, a letter of advice from its independent financial adviser to its independent board committee and its independent shareholders in respect of the Contracts, a letter of advice containing the recommendation of its independent board committee to its independent shareholders in relation to the Contracts and a notice of its special general meeting.

INTRODUCTION

The KPL Board and the SA Board announce that, on 1 June 2006, the JV Parties entered into the Share Transfer Agreement and the Joint Venture Contract for the undertaking of a property development project in Hedong District, Tianjin, PRC through JVCO.

THE SHARE TRANSFER AGREEMENT

Immediately prior to the entering into of the Share Transfer Agreement, the registered capital of JVCO, which was in the amount of RMB486,502,250 (HK$472,332,282 or US$60,812,781), was 100% owned by Party A. Party A has also granted shareholders' loans in the amount of US$12,683,990.80 (HK$98,300,929) to JVCO.

On 1 June 2006, the JV Parties entered into the Share Transfer Agreement whereby Party B and Party C agreed to acquire 49% and 31% interests in the registered capital of JVCO (together with the proportionate shareholders' loans) from Party A, respectively.

Details of the Share Transfer Agreement are as follows:

Date: 1 June 2006

Parties: Party A, Party B and Party C

Consideration: Pursuant to the Share Transfer Agreement:

(a) Party A will transfer its 49% interest in the registered capital of JVCO to Party B at a consideration of RMB313,137,850 (HK$304,017,330 or US$39,142,231) together with the proportionate shareholders' loans at a consideration of US$6,215,155.49 (HK$48,167,455); and

(b) Party A will transfer its 31% interest in the registered capital of JVCO to Party C at a consideration of RMB198,107,619 (HK$192,337,494 or US$24,763,452) together with the proportionate shareholders' loans at a consideration of US$3,932,037.15 (HK$30,473,288).

The consideration shall be paid by Party B and Party C within 7 working days after the conditions of the Share Transfer Agreement are satisfied and the Share Transfer Agreement becomes effective.

Other terms: Pursuant to the Share Transfer Agreement, the registered capital and total investment amount of JVCO will be increased to RMB1,507,500,000 (HK$1,463,592,233 or US$188,437,500) and RMB4,522,500,000 (HK$4,390,776,699 or US$565,312,500), respectively.

Conditions: The transfer of shareholding interests and debts under the Share Transfer Agreement are conditional upon (a) in relation to Party A and Party B, the passing of the SA Resolution(s) and the KPL Resolution(s) by the independent shareholders of SA and KPL respectively and compliance by KPL and SA with the Listing Rules; (b) in relation to Party C, the approval of the independent shareholders of AG and compliance by AG with the listing requirements of SGX; and (c) all necessary approvals from the relevant PRC authorities having been obtained. If the above conditions could not be satisfied within 18 months after the signing of the Share Transfer Agreement, unless extended by the JV Parties, the Share Transfer Agreement shall be null and void.

JVCO did not record any profit or loss for the two years ended 31 December 2004 and 2005.

Following completion of the Share Transfer Agreement, JVCO will be owned by Party A, Party B and Party C in the proportions of 20%, 49% and 31%, respectively, and KPL and SA will treat their respective investments in JVCO as an investment in associated company. Both of them will account for the results and financial position of JVCO under the equity method of accounting.

The shareholding structure of JVCO, upon completion of the Share Transfer Agreement, is as set out below:


SA
KPL
AG
100%
100%
100%
Party A
Party B
Party C
20%
49%
31%
JVCO

The principal asset of JVCO is its interest in the Project Site. The consideration for the transfer of Party A's 49% and 31% interest in JVCO and the proportionate shareholders' loans to Party B and Party C, respectively, under the Share Transfer Agreement were arrived at after arm's length negotiations between the JV Parties, taking into account the different independent valuations obtained by Party A, Party B and Party C and by reference to the registered capital of JVCO and the face value of the existing shareholders' loans owed by JVCO to Party A.

THE JOINT VENTURE CONTRACT

Date: 1 June 2006

Parties: Party A, Party B and Party C

Scope of Business:	To undertake the development, construction, operation and management of the hotel and composite complex within the Project Site, including the development, construction, sale and lease of serviced apartments, commercial properties, offices, residential apartments, shopping mall and ancillary facilities inclusive of ancillary pay car parks, estate management service, and the operation and management of hotel and tourism related facilities such as guest rooms, entertainment, food and beverage and shopping facilities.
Registered Capital:	Immediately prior to the entering into of the Share Transfer Agreement, the registered capital of JVCO was in the amount of RMB486,502,250 (HK$472,332,282 or US$60,812,781). Pursuant to the Share Transfer Agreement, the registered capital of JVCO will be increased to RMB1,507,500,000 (HK$1,463,592,233 or US$188,437,500). The increase of the registered capital will be contributed by Party A, Party B and Party C in the proportions of 20%, 49% and 31%, respectively. Not less than 20% of the increase of the registered capital of JVCO (i.e. not less than a sum of RMB204,199,550 (HK$198,251,990 or US$25,524,944)) is required to be contributed by the JV Parties within 3 months from the date of issue of the business licence of JVCO. The timing and amount of the payment of the balance of the registered capital shall be decided by the board of directors of JVCO in accordance with the progress of the construction of the project.
Total Investment Amount:	Pursuant to the Joint Venture Contract, the total investment amount shall be RMB4,522,500,000 (HK$4,390,776,699 or US$565,312,500). Pursuant to the Joint Venture Contract, the JV Parties agree that if the total investment amount needs to be increased due to project implementation, the increased total investment amount of JVCO shall not exceed RMB5,000,000,000 (HK$4,854,368,932 or US$625,000,000). Apart from the contribution to the registered capital, the balance of the investment amount will be funded by loans obtained by JVCO from banks or other financial institutions which may be secured or guaranteed by the JV Parties and/or their parent companies (if required by the lenders) or by way of shareholders' loans from the JV Parties to JVCO. All loans or financial assistance provided by the JV Parties and/or their parent companies (as the case may be) to, or for the benefit of, JVCO will be provided on a several basis, pro-rata to the then respective capital contributions of the JV Parties to JVCO and on the same terms and conditions.
Duration:	50 years from the date of approval of the Joint Venture Contract by the relevant PRC authorities. As JVCO was established on 23 December 1994, the commencement date of such duration may, depending on the grant of approval from the relevant PRC authorities, relate back to the date of establishment of JVCO. The duration of JVCO may be extended by the JV Parties with the approval of the relevant PRC authorities.
Board of Directors:	The board of directors of JVCO will consist of six directors, of whom one shall be nominated by Party A, three shall be nominated by Party B and two shall be nominated by Party C. The chairman shall be nominated by Party B and will not have a casting vote in case of an equality of votes.

Profit Distribution: Profits will be distributed to the JV Parties in proportion to their respective capital contributions to the registered capital of JVCO.

Conditions: The performance of the Joint Venture Contract is conditional upon all necessary approvals from the relevant PRC authorities having been obtained. If such approval from the relevant PRC authorities could not be obtained after the endeavours of the JV Parties, subject to the JV Parties agreeing otherwise, the Joint Venture Contract shall terminate. The long-stop date for obtaining the above approval is 18 months after the signing of the Joint Venture Contract, unless extended by the JV Parties.

The JV Parties' performance of their respective obligations under the Joint Venture Contract shall also be subject to the following conditions precedent:–

1. In relation to Party A and Party B, the passing of the SA Resolution(s) and the KPL Resolution(s) by the independent shareholders of SA and KPL respectively and compliance by KPL and SA with the Listing Rules.

2. In relation to Party C, the approval of the independent shareholders of AG and compliance by AG with the listing requirements of SGX.

It is currently expected that the funding required by Party A and Party B under the Joint Venture Contract will be sourced by SA and KPL from their respective internal cash reserves and/or external bank borrowings.

Based on the maximum total investment amount under the Joint Venture Contract of RMB5,000,000,000 (HK$4,854,368,932 or US$625,000,000), the maximum contributions of Party A, Party B and Party C to JVCO are expected to be RMB1,000,000,000 (HK$970,873,786 or US$125,000,000), RMB2,450,000,000 (HK$2,378,640,777 or US$306,250,000) and RMB1,550,000,000 (HK$1,504,854,369 or US$193,750,000), respectively.

The funding requirement for making the maximum contribution is not expected to have any material impact on the KPL Group and the SA Group.

INFORMATION ON JVCO AND THE PROJECT SITE

JVCO was established on 23 December 1994 in PRC as a limited company under the laws of PRC. The original cost to Party A in acquiring the entire equity interest in JVCO was approximately US$60,407,000 (HK$468,154,250).

The Project Site is owned by JVCO. The land use right of the Project Site was granted to JVCO on the following terms: (a) the Project Site shall be used for development of commercial and offices including hotels (comprising serviced suites) and apartments; and (b) the land use term for commercial and offices shall be 50 years and the land use term for the apartments shall be 70 years, commencing on the date of receipt of the State-owned Land Use Certificate of PRC.

The Project Site has an area of approximately 86,164 sq.m., capable of being developed into a mixed-use development measuring approximately 499,000 sq.m. of gross floor area. The Project Site is located at Liuwei Road, Hedong District, Tianjin, PRC, east of Haihe East Road, west of Liuwei Road, south of Liujing Road and north of the extension of Baoding Bridge. The Project Site is located in Hedong District fronting onto Haihe to the east and is bounded by Hebei, Heping and Hexi Districts, with close proximity to the Tianjin Railway Station, Tianjin Binhai International Airport and port, and the city central commercial area.

REASONS FOR ENTERING INTO THE CONTRACTS

The purpose of the Contracts is to enable the JV Parties to develop a piece of prime land in Tianjin into a mixed-use development which is currently intended to comprise (subject to market conditions) hotel, serviced apartments, offices, residence, shopping mall, basement and related ancillary facilities. The development mix and the proposed area for different components of the development are based on the preliminary conceptual design and will be subject to further changes and revision. With the combined experience, standing and expertise of the JV Parties in hotel-related, commercial and residential projects, the development of the Project Site is expected to enhance shareholders' value and provide recurrent income for the KPL Group and the SA Group.

The project will be developed in phases and completion of the entire project is expected in seven years. The first phase of the construction of the Project Site is expected to commence in the fourth quarter of 2006 and to be completed in late 2009.

It is expected that, subject to compliance with the Listing Rules, the development would be project managed by a subsidiary of KPL while certain subsidiaries of SA would provide technical and marketing consultancy services for the construction of the hotel. Upon completion of the hotel, subject to compliance with the Listing Rules, it is expected that the hotel would be managed by a subsidiary of SA. In this connection, KPL and SA will comply with the relevant requirements under the Listing Rules.

IMPLICATIONS UNDER THE LISTING RULES

Party A, Party B and Party C are wholly-owned subsidiaries of SA, KPL and AG, respectively.

As at the date of this announcement, KHL is interested in 752,917,379 KPL Shares as disclosed under the SFO, representing approximately 61.53% of the existing 1,223,738,366 KPL Shares in issue and is the controlling shareholder of KPL. SA, as an associated company of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of KPL.

As at the date of this announcement, KHL is interested in 1,087,719,468 SA Shares as disclosed under the SFO, representing approximately 42.92% of the existing 2,534,067,270 SA Shares in issue and is the controlling shareholder of SA. KPL, as a subsidiary of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of SA.

Shares of AG are listed on SGX. AG's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75%-owned subsidiary of SA and therefore AG is a connected person of SA at the subsidiaries' level.

KSL is interested in approximately 34.28% of the existing issued share capital of AG. KSL owns 100% of a substantial shareholder which is interested in 33% of the issued shares of a 67%-owned subsidiary of KPL. Therefore, AG is a connected person of KPL at the subsidiaries' level.

Accordingly, the entering into of the Contracts constitutes connected transactions for KPL and SA respectively under the Listing Rules. The total assets of KPL and SA as at 31 December 2005 (being the date on which the audited financial statements of KPL and SA were last published) as adjusted by the proposed final dividends for the year ended 31 December 2005 were HK$44,622,410,000 and US$4,230,428,000 (HK$32,785,817,000), respectively, and the market capitalisations of KPL and SA (determined on the basis of the average closing prices of KPL and SA for the five trading days immediately preceding the date of the Contracts) are HK$31,768,248,000 and HK$36,561,305,306 (US$4,717,587,781), respectively. As the maximum commitments of Party B (in the amount of RMB2,450,000,000 (HK$2,378,641,000 or US$306,250,000)) and Party A (in the amount of RMB1,000,000,000 (HK$970,874,000 or US$125,000,000)) under the Contracts exceed 2.5% of the total assets and the market capitalisations of KPL and SA, respectively, the Contracts are subject to the approval of the KPL Independent Shareholders and the SA Independent Shareholders respectively.

As the maximum commitment of Party B under the Contracts (in the amount of RMB2,450,000,000 (HK$2,378,641,000 or US$306,250,000)) exceeds 5% of the total assets and the market capitalisation of KPL, the entering into of the Contracts also constitutes a discloseable transaction for KPL under the Listing Rules.

An independent board committee will be established by the KPL Board and the SA Board respectively to consider the Contracts and to advise the KPL Independent Shareholders and the SA Independent Shareholders respectively. An independent financial adviser will be appointed by each of KPL and SA respectively to make recommendations to their respective independent board committees and independent shareholders in relation to the Contracts.

Each of KPL and SA will, as soon as practicable, despatch to its shareholders a circular containing, among others, further details of the Contracts, a letter of advice from its independent financial adviser to its independent board committee and its independent shareholders in respect of the Contracts, a letter of advice containing the recommendation of its independent board committee to its independent shareholders in relation to the Contracts and a notice of its special general meeting.

The directors (other than the independent non-executive directors) of KPL and SA believe that the terms of the Contracts are fair and reasonable and in the interests of the shareholders of KPL and SA, respectively, as a whole. The independent non-executive directors of KPL and SA would not be able to form the view whether the terms of the Contracts are fair and reasonable and in the interests of the shareholders of KPL and SA, respectively, as a whole unless and until they have discussed with the independent financial advisors of KPL and SA, respectively, and reviewed their respective letters of advice.

INFORMATION ABOUT KPL, SA AND AG

The KPL Group is principally engaged in (i) property development and investment in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight, warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in PRC.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The AG Group is principally engaged in property development and investment, project management and trading in building materials.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam[+], Wong Siu Kong[+], Ho Shut Kan[+], Ma Wing Kai, William[+], William Winship Flanz[#], Lau Ling Fai, Herald[#], Christopher Roger Moss, O.B.E.[#] and Tse Kai Chi[@], and the SA Directors are Messrs. Kuok Khoon Loong, Edward[+], Ye Longfei[+], Giovanni Angelini[+], Lui Man Shing[+], Ng Si Fong, Alan[+], Ho Kian Guan[@], Lee Yong Sun[@], Roberto V. Ongpin[@], Alexander Reid Hamilton[#], Tow Heng Tan[#] and Timothy David Dattels[#], Madam Kuok Oon Kwong[@] and Mr. Ho Kian Hock[@] (alternate to Mr. Ho Kian Guan).

[+] *Executive director*
[@] *Non-executive director*
[#] *Independent non-executive director*

DEFINITIONS

"AG"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on SGX;
"AG Group"	AG and its subsidiaries;
"associate"	has the meaning ascribed to it in the Listing Rules;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Contracts"	the Share Transfer Agreement and the Joint Venture Contract;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"Joint Venture Contract"	the joint venture contract in respect of JVCO dated 1 June 2006 entered into by the JV Parties;
"JVCO"	天津嘉里房地產開發有限公司(Tianjin Kerry Real Estate Development Co., Ltd.), a wholly foreign owned enterprise established in PRC;
"JV Parties"	collectively, Party A, Party B and Party C;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which as at the date of this announcement is interested in 752,917,379 KPL Shares and 1,087,719,468 SA Shares as disclosed under the SFO, representing approximately 61.53% and 42.92% of the existing issued share capital of KPL and SA, respectively;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of HKSE;

"KPL Board"	the board of directors of KPL;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Independent Shareholders"	KPL Shareholders who are not required to abstain from voting at the special general meeting of KPL to be convened to consider and, if thought fit, approve the KPL Resolution(s);
"KPL Resolution(s)"	the resolution(s) to approve the Contracts and the transactions contemplated thereunder by the KPL Independent Shareholders at the special general meeting of KPL;
"KPL Shareholders"	holders of KPL Shares;
"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"KSL"	Kuok (Singapore) Limited, a company incorporated in Singapore, being the controlling shareholder of AG;
"Listing Rules"	The Rules Governing the Listing of Securities on HKSE;
"Party A"	Kerry (Tianjin) Ltd, a company established in Samoa and which is indirectly wholly-owned by SA;
"Party B"	Kerry Properties (Tianjin) Ltd., a company established in Samoa and which is indirectly wholly-owned by KPL;
"Party C"	Allgreen Properties (Tianjin) Pte. Ltd., a company established in Singapore and which is wholly-owned by AG;
"PRC"	The People's Republic of China;
"Project Site"	a plot of land located at Liuwei Road, Hedong District, Tianjin, PRC (Lot No. Jin Bei Hai 1994-016) with an area of approximately 86,164 sq.m.;
"RMB"	Renminbi, the lawful currency of PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of HKSE with secondary listing on SGX;
"SA Board"	the board of directors of SA;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;

"SA Independent Shareholders"	SA Shareholders who are not required to abstain from voting at the special general meeting of SA to be convened to consider and, if thought fit, approve the SA Resolution(s);
"SA Resolution(s)"	the resolution(s) to approve the Contracts and the transactions contemplated thereunder by the SA Independent Shareholders at the special general meeting of SA;
"SA Shareholders"	holders of SA Shares;
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SGX"	Singapore Exchange Securities Trading Limited;
"Share Transfer Agreement"	the share transfer agreement dated 1 June 2006 entered into by the JV Parties whereby Party B and Party C agreed to acquire 49% and 31% interests in the registered capital of JVCO (together with the proportionate shareholders' loans) from Party A, respectively;
"sq.m."	square metres;
"US$"	United States Dollars, the lawful currency of the United States of America; and
"%"	per cent.

Amounts denominated in RMB in this announcement have been converted into HK$ and US$ at the rates of RMB1.03 = HK$1 and RMB8.00 = US$1 for illustration purposes.

Amounts denominated in US$ in this announcement have been converted into HK$ at the rate of US$1 = HK$7.75 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 1 June 2006

* *For identification purpose only*